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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August, 2005
                         Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11950
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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PRESS
RELEASE

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro. S.A. de C.V.
Tel. (5255) 5728-4800 Ext. 7018

In New York:
Maria Barona
Peter Majeski
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

                                                           FOR IMMEDIATE RELEASE

                                                                 AUGUST 11, 2005

                           MEXICAN CIVIL JUDGE UPHOLDS
                  ARBITRATION AWARD AGAINST GRUPO RADIO CENTRO
                -GRUPO RADIO CENTRO TO CHALLENGE COURT DECISION-

Mexico City, August 11, 2005, Grupo Radio Centro, S.A. de C.V. (BMV: RCENTRO-A,
NYSE: RC), Mexico's leading radio broadcasting company, announced today that a Mexican court confirmed the validity of the arbitration award issued on January 30, 2004 against Grupo Radio Centro by an arbitration panel established under the rules of the International Chamber of Commerce. This ruling overturns the November 11, 2004 decision by another Mexican court to set aside the award. The new ruling is subject to further judicial review, and Grupo Radio Centro intends to contest the ruling vigorously. Grupo Radio Centro is not obligated to pay the award until its rights to Mexican judicial review have been exhausted.

COMPANY DESCRIPTION:
Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

NOTE ON FORWARD-LOOKING STATEMENTS: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 11, 2005

                                              GRUPO RADIO CENTRO, S.A. DE C.V.


                                              By:    /s/ Pedro Beltran Nasr
                                                     ---------------------------
                                              Name:  Pedro Beltran Nasr
                                              Title: Chief Financial Officer